CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934


For the month of November 2003                    Commission File Number 1-11854


                                 NATUZZI S.p.A.
                 (Translation of Registrant's name into English)



                               Via Iazzitiello 47
                             70029 Santeramo, Italy
                          (Address of principal office)



     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  x   Form 40-F
                      ----           ----

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes     No  X
                ---    ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

        Natuzzi Announces Third Quarter 2003 Financial Results

    SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--Nov. 12,
2003--Natuzzi (NYSE: NTZ)--

    -- Quarter's highlights:

        -- Net sales increased 1.2% to EUR 173.9 million
        -- Unit sales up 1.7%
        -- Net profit margin declined from 10.4% to 4.0%

    Natuzzi S.p.A. (NYSE: NTZ) ('Natuzzi' or 'the Company'), the world's leading manufacturer of leather-upholstered furniture, today announced financial results for the third quarter ended September 30, 2003.

    NET SALES

    In the third quarter of 2003, net sales increased 1.2 percent from EUR 171.9 million or $ 169.2 million in the third quarter of 2002 to EUR 173.9 million or $ 195.9 million. In the nine-month period, net sales decreased 7.1 percent to EUR 560.0 million or $ 622.9 from EUR
602.5 million or $ 558.8 million in the prior-year period.
    Natuzzi's third quarter 2003 net upholstery sales were EUR 147.7 million or $ 166.4 million, down 6.3 percent over the previous year's quarter and other sales (principally living-room accessories, raw materials and other) increased 83.2 percent to EUR 26.2 million or $
29.5 million.
    Third quarter 2003 net upholstery sales decreased 2.2 percent in the Americas to EUR 81.9 million or $ 92.3 million and decreased 13.1 percent in Europe to EUR 54.5 million or $ 61.4 million. In the rest of the world, net upholstery sales increased 0.9 percent to EUR 11.3 million or $ 12.7 million.
    In the third quarter of 2003, total net sales to "Divani & Divani by Natuzzi", "Natuzzi Store" and "Kingdom of Leather" stores increased
32.1 percent to EUR 21.4 million, or $ 24.1 million. During the quarter 12 new stores were opened in Italy, France, USA, United Kingdom, Switzerland and Malta bringing the total number of stores to 133 in Italy and 97 outside Italy.
    Leather-upholstered furniture sales in the third quarter of 2003 decreased 11.3 percent from last year's quarter to EUR 120.4 million, or $ 135.6 million. Fabric upholstered furniture sales were EUR 27.3 million, or $ 30.8 million, up 25.2 percent compared to the third quarter 2002.
    Sales of Natuzzi-branded furniture, which accounted for 76.6 percent of third quarter total net upholstery sales, were EUR 113.2 million, or $ 127.5 million, down 11.7 percent compared to last year's quarter sales of EUR 128.2 million, or $ 126.2 million. In the same period, net sales of Italsofa branded furniture increased 17.3 percent to EUR 34.5 million, or $ 38.9 million, from EUR 29.4 million, or $
28.9 million.
    Pasquale Natuzzi, Chairman and Chief Executive Officer, said "While unit sales increased 1.7 percent in the quarter compared to the same period of 2002, despite the weak economic conditions reported in Europe in the period, the appreciation of the Euro against the US dollar and other currencies in which we export had a negative effect on Natuzzi's upholstery sales performance."

    GROSS PROFIT & OPERATING INCOME

    Third quarter 2003 gross profit was EUR 60.7 million, or $ 68.4 million, up 5.4 percent over the last year's quarter. Over the same period, Natuzzi's gross profit margin increased to 34.9 percent from 33.5.
    Natuzzi's third quarter 2003 operating income decreased 39.9 percent to EUR 10.7 million or $ 12.1 million. Operating margins for each year's comparable quarter were 6.2 percent in 2003 and 10.4 percent in 2002.

    FOREX & TAXES

    In the third quarter 2003, Natuzzi had a net foreign exchange loss of EUR 2.3 million, or $ 2.6 million, versus a gain of EUR 3.2 million or $ 3.1 million reported in the third quarter 2002.
    Income taxes for third quarter 2003 were EUR 2.6 million, or $ 2.9 million. The effective tax rate was 27.1 percent versus a 19.5 percent in the prior year's period.

    NET INCOME & EARNINGS PER SHARE

    Third quarter 2003 net income was EUR 7.0 million or $ 7.9 million, down 60.9 percent from EUR 17.9 million or $ 17.6 million in the same period last year, while third quarter earnings per share
(ADR) were EUR 0.13, or $ 0.15. In the nine month period net income decreased 53.8 percent to EUR 33.7 million, or $ 37.5 million, from EUR 73.0 million or $ 67.7 million in the prior year's comparable period.
    Pasquale Natuzzi commented "In third quarter 2003, the Company's profitability continued to be affected by the same factors reported in the previous two quarters: Strong appreciation of the Euro, higher advertising expenses, costs incurred to open new stores and galleries, and the persistent pressure on price coming from low cost countries."

    CASH FLOW

    In the first nine months of 2003, net cash flow from operations totaled EUR 24.3 million or $ 27.0 million, down 69.0 percent from EUR
78.4 million, or $ 72.7 million generated in the comparable period in 2002. On a per ADR basis, nine months 2003 net operating cash flow was EUR 0.44, or $ 0.49, compared to EUR 1.43 or $ 1.33 in 2002.

    INVESTMENTS

    In order to support the increasing demand of Italsofa, the Company is expanding production capacity in China and Brazil. Total investment in Brazil is almost EUR 15.0 million, including the recent acquisition of Minuano Nordeste, a company that benefits from local government subsidies for the development of manufacturing facilities. In China, Natuzzi expects to invest approximately EUR 20 million.

    OUTLOOK

    Based on the results achieved in the first nine months of the year, the continuing investments in the Natuzzi brand strategy and the current cost structure, which will be rationalized in 2004, we expect to report unit sales that are about flat with last year's and a net profit margin of approximately 6% for the full year 2003.

    CONVERSION RATES

    The third quarter 2003 and 2002 dollar figures presented in this announcement were converted at an average noon buying rate of $ 1.1266 per EUR and $ 0.9843 per EUR, respectively. The nine months figures for 2003 and 2002 were converted at an average noon buying rate of $
1.1124 per EUR and $ 0.9274 per EUR, respectively.

    ABOUT NATUZZI S.P.A.

    Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of leather-upholstered residential furniture.
    Italy's largest furniture manufacturer, Natuzzi is the global leader in the leather segment, exporting its innovative, high-quality sofas and armchairs to 123 markets on 5 continents. Cutting-edge design, superior Italian craftsmanship, and advanced, vertically-integrated manufacturing operations underpin the Company's market leadership.
    Since 1990, Natuzzi has sold its furnishings in Italy through the popular Divani & Divani by Natuzzi chain of 132 stores, which it licenses to qualified furniture dealers. Outside Italy, the Company sells to various furniture retailers, as well as through 88 licensed Divani & Divani by Natuzzi and Natuzzi stores and 13 Kingdom of Leather stores.
    Natuzzi S.p.A. was listed on the New York Stock Exchange on May 13, 1993. The Company is ISO 9001 and 14001 certified.

    Statements in this press release other than statements of historical fact are "forward-looking statements". Forward-looking statements are based on management's current expectations and beliefs and therefore you should not place undue reliance on them. These statements are subject to a number of risks and uncertainties, including risks that may not be subject to the Company's control, that could cause actual results to differ materially from those contained in any forward-looking statement. These risks include, but are not limited to, fluctuations in exchange rates, economic and weather factors affecting consumer spending, competitive and regulatory environment, as well as other political, economical and technological factors, and other risks identified from time to time in the Company's filings with the Securities and Exchange Commission, particularly in the Company's annual report on Form 20-F. Forward looking statements speak as of the date they were made, and the Company undertakes no obligation to update publicly any of them in light of new information or future events.



                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings for the third quarter ended September 30, 2003 and 2002 on the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)

                            3rd Quarter   %   3rd Quarter   %      %
                                2003    Sales     2002    Sales Change

       Upholstery net sales      147.7             157.6         -6.3%
                Other sales       26.2              14.3         83.2%
Net Sales                        173.9   100%      171.9   100%   1.2%

                  Purchases      (83.7)            (81.3)         3.0%
                      Labor      (23.4)            (23.2)         0.9%
  Third-party Manufacturers       (6.8)             (7.9)       -13.9%
        Manufacturing Costs       (6.8)             (7.2)        -5.6%
           Inventories, net        7.5               5.3         41.5%
Cost of Sales                   (113.2)           (114.3)        -1.0%

Gross Profit                      60.7  34.9%       57.6  33.5%   5.4%

           Selling Expenses      (40.9)            (31.2)        31.1%

General and Administrative
 Expenses                         (9.1)             (8.6)         5.8%

Operating Income                  10.7   6.2%       17.8  10.4% -39.9%

       Interest Income, net        0.1               0.5
      Foreign Exchange, net       (2.3)              3.2
          Other Income, net        1.1               0.6

Earnings before taxes and
 minority interest                 9.6              22.1        -56.6%

               Income taxes       (2.6)             (4.3)       -39.5%

Earnings before minority
 interest                          7.0              17.8        -60.7%

          Minority Interest        0.0              (0.1)

Net Earnings                       7.0   4.0%       17.9  10.4% -60.9%
                            ============      ============

         Earnings per Share       0.13              0.33
                            ============      ============

Average Number of Shares
 Outstanding*               54,681,628        54,681,628

(*) Net of shares repurchased                    1 EUR = 1,936.27 ITL




                KEY FIGURES IN U.S. DOLLARS (millions)

                                               3rd Quarter 3rd Quarter
                                                   2003        2002
                                                   ----        ----
Net Sales                                         195.9       169.2
Gross Profit                                       68.4        56.7
Operating Profit                                   12.1        17.5
Net Earnings                                        7.9        17.6

Earnings per Share in U.S. dollars                 0.15        0.32
Average exchange rate (U.S. dollar per Euro)     1.1266      0.9843




                    NATUZZI S.p.A. AND SUBSIDIARIES
             Unaudited Consolidated Statement of Earnings
         for nine months ended September 30, 2003 and 2002 on
                       the basis of Italian GAAP
         (Expressed in millions of EUR except per share data)


                           September 30   %   September 30  %     %
                                2003    Sales      2002   Sales Change

     Upholstery net sales       491.5              551.5        -10.9%
              Other sales        68.5               51.0         34.3%
Net Sales                       560.0   100%       602.5   100%  -7.1%

                Purchases      (273.1)            (260.7)         4.8%
                    Labor       (77.4)             (81.7)        -5.3%
Third-party Manufacturers       (24.5)             (29.0)       -15.5%
      Manufacturing Costs       (21.3)             (22.0)        -3.2%
         Inventories, net        24.9                5.8        329.3%
Cost of Sales                  (371.4)            (387.6)        -4.2%

Gross Profit                    188.6  33.7%       214.9  35.7% -12.2%

         Selling Expenses      (129.2)            (105.0)        23.0%
General and
  Administrative Expenses       (27.5)             (28.1)        -2.1%

Operating Income                 31.9   5.7%        81.8  13.6% -61.0%

     Interest Income, net         0.7                0.9
    Foreign Exchange, net         7.8                9.0
        Other Income, net         2.3                0.8

Earnings before taxes and
 minority interest               42.7               92.5        -53.8%

             Income taxes        (9.1)             (19.6)       -53.6%

Earnings before minority
 interest                        33.6               72.9        -53.9%

        Minority Interest        (0.1)              (0.1)

Net Earnings                     33.7   6.0%        73.0  12.1% -53.8%
                          =============      =============

       Earnings per Share        0.62               1.34
                          =============      =============

Average Number of Shares
 Outstanding*              54,681,628         54,681,628


(*) Net of shares repurchased                    1 EUR = 1,936.27 ITL




                KEY FIGURES IN U.S. DOLLARS (millions)

                                            September 30 September 30
                                                2003         2002

Net Sales                                       622.9        558.8
Gross Profit                                    209.8        199.3
Operating Profit                                 35.5         75.9
Net Earnings                                     37.5         67.7

Earnings per Share in U.S. dollars               0.69         1.24
Average exchange rate (U.S. dollar per Euro)   1.1124       0.9274




                         GEOGRAPHIC BREAKDOWN

                     Sales                    Seat Units
          (Expressed in millions of EUR)

                 3rd       3rd              3rd       3rd
               Quarter   Quarter     %    Quarter   Quarter       %
                 2003      2002    Change   2003      2002      Change

Americas         81.9      83.7    -2.2%  414,624   371,507      11.6%
 % of total      55.5%     53.1%             61.3%     55.9%
Europe           54.5      62.7   -13.1%  215,207   246,428     -12.7%
 % of total      36.9%     39.8%             31.8%     37.0%
Rest of world    11.3      11.2     0.9%   46,263    47,166      -1.9%
 % of total       7.6%      7.1%              6.9%      7.1%

TOTAL           147.7     157.6    -6.3%  676,094   665,101       1.7%



                         BREAKDOWN BY COVERING

                      Sales                   Seat Units
            (Expressed in millions of EUR)
                 3rd       3rd              3rd      3rd
               Quarter   Quarter     %    Quarter  Quarter      %
                2003      2002    Change    2003     2002     Change

Leather         120.4     135.8   -11.3% 511,023   546,612     -6.5%
 % of total      81.5%     86.2%            75.6%     82.2%
Fabric           27.3      21.8    25.2% 165,071   118,489     39.3%
 % of total      18.5%     13.8%            24.4%     17.8%

TOTAL           147.7     157.6    -6.3% 676,094   665,101      1.7%



                          BREAKDOWN BY BRAND

                   Sales                    Seat Units
           (Expressed in millions of EUR)
                  3rd      3rd             3rd       3rd
                Quarter   Quarter   %     Quarter   Quarter        %
                  2003     2002   Change   2003      2002       Change

Natuzzi          113.2     128.2  -11.7%  457,045   490,912      -6.9%
 % of total       76.6%     81.3%            67.6%     73.8%
Italsofa          34.5      29.4   17.3%  219,049   174,189      25.8%
 % of total       23.4%     18.7%            32.4%     26.2%

TOTAL            147.7     157.6   -6.3%  676,094   665,101       1.7%



                         GEOGRAPHIC BREAKDOWN

                       Sales                   Seat Units
          (Expressed in millions of EUR)
               Sept. 30  Sept. 30    %    Sept. 30    Sept. 30     %
                 2003      2002   Change     2003        2002   Change

Americas        240.7     281.5   -14.5%  1,258,395   1,176,454   7.0%
 % of total      49.0%     51.0%               56.6%       52.5%
Europe          221.8     237.4    -6.6%    835,267     926,290  -9.8%
 % of total      45.1%     43.1%               37.6%       41.4%
Rest of world    29.0      32.6   -11.0%    127,805     136,126  -6.1%
 % of total       5.9%      5.9%                5.8%        6.1%

TOTAL           491.5     551.5   -10.9%  2,221,467   2,238,870  -0.8%
----------------------------------------------------------------------



                         BREAKDOWN BY COVERING

                       Sales                   Seat Units
            (Expressed in millions of EUR)

                Sept. 30  Sept. 30   %     Sept. 30  Sept. 30    %
                   2003      2002  Change    2003      2002    Change

Leather           400.6     469.7  -14.7% 1,673,646  1,809,105   -7.5%
 % of total        81.5%     85.2%             75.3%      80.8%
Fabric             90.9      81.8   11.1%   547,821    429,765   27.5%
 % of total        18.5%     14.8%             24.7%      19.2%

TOTAL             491.5     551.5  -10.9% 2,221,467  2,238,870   -0.8%



                          BREAKDOWN BY BRAND

                       Sales                  Seat Units
            (Expressed in millions of EUR)

               Sept. 30   Sept. 30    %    Sept.30   Sept. 30      %
                  2003     2002    Change   2003        2002    Change

Natuzzi           390.3    459.6   -15.1% 1,551,946  1,728,369  -10.2%
  % of total       79.4%    83.3%              69.9%      77.2%
Italsofa          101.2     91.9    10.1%   669,521    510,501   31.1%
  % of total       20.6%    16.7%              30.1%      22.8%

TOTAL             491.5    551.5   -10.9% 2,221,467  2,238,870   -0.8%




                    NATUZZI S.p.A. AND SUBSIDIARIES
                 Unaudited Consolidated Balance Sheet
            as of September 30, 2003 and December 31, 2002
                    (Expressed in millions of EUR)



ASSETS                                              Sept. 30, Dec. 31,
                                                       2003     2002
Current Assets:
Cash and cash equivalents                               68.2     96.7
Marketable debt securities                                 -        -
Trade receivables, net                                 134.6    158.4
Other receivables                                       51.8     58.3
Inventories                                            109.0     84.1
Unrealized foreign exchange gain                         9.2      2.0
Prepaid expenses and accrued income                      4.0      1.3
Deferred income taxes                                    1.0      1.8

Total current assets                                   377.8    402.6
                                                    --------- --------
Non-Current Assets:
Net property, plant and equipment                      253.6    228.9
Treasury shares                                         37.8     37.8
Other assets                                            14.1      5.1
Deferred income taxes                                    0.1      0.1
                                                    --------- --------
Total Assets                                           683.4    674.5
                                                    ========= ========
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short-term borrowings                                    9.4      0.2
Current portion of long-term debt                        2.9      1.4
Accounts payable-trade                                  69.3     87.5
Accounts payable-shareholders for dividends                -        -
Accounts payable-other                                  17.8     15.7

Allowance for unrealized foreign exchange losses           -        -
Income taxes                                             5.6      9.2
Salaries, wages and related liabilities                 16.6     14.7

Total current liabilities                              121.6    128.7
                                                    --------- --------
Long-Term Liabilities:
Employees' termination indemnity                        27.4     25.6
Long-term debt                                           4.0      3.6
Deferred income taxes                                    0.4      0.4
Accrued expenses and deferred income                    13.6     14.2
Other liabilities                                        4.5      5.7
Minority Interest                                        0.5      0.5

Shareholders' Equity:
Share capital                                           57.5     57.5
Reserves                                                80.4     73.1
Additional paid-in capital                               8.3      8.3
Retained earnings                                      365.2    356.9
Total shareholders' equity                             511.4    495.8
                                                    --------- --------
Total Liabilities and Shareholders' Equity             683.4    674.5
                                                    ========= ========




                    NATUZZI S.p.A. AND SUBSIDIARIES
            Unaudited Consolidated Statements of Cash Flows
                   as of September 30, 2003 and 2002
                    (Expressed in millions of EUR)


                                                   Sept. 30, Sept. 30,
                                                   -------------------
                                                       2003     2002
                                                   -------------------
Cash flows from operating activities:
Net earnings                                           33.7      73.0

Adjustments to reconcile net income to net
 cash provided by operating activities:
   Depreciation                                        17.1      13.0
   Employees' termination indemnity                     1.8       2.6
   Deferred income taxes                                0.9      (0.2)
   Minority interest                                      -      (0.1)
   (Gain) loss on disposal of assets                    0.2         -
   Change in provision for unrealized foreign
    exchange (losses) / gain                           (7.2)     (4.2)
Change in assets and liabilities:
   Receivables, net                                    24.7      (8.4)
   Inventories                                        (19.1)     (5.8)
   Prepaid expenses and accrued income                 (2.8)     (0.8)
   Other assets                                         9.4      (4.2)
   Accounts payable                                   (20.8)     (7.7)
   Income taxes                                        (3.5)      7.3
   Salaries, wages and related liabilities              1.8       3.0
   Other liabilities                                  (11.9)     10.9
                                                    --------- --------
Total adjustments                                      (9.4)      5.4
                                                    --------- --------
Net cash provided by operating activities              24.3      78.4
                                                    --------- --------
Cash flows from investing activities:
Property, plant and equipment:
   Additions                                          (38.5)    (48.4)
   Disposals                                            0.4       0.4
Government grants received                              3.1       2.4
Marketable debt securities:
   Purchases                                              -         -
   Proceeds from maturities                               -         -
   Proceeds from sales                                    -         -
Purchase of business, net of cash acquired             (4.3)        -
Purchase of minority interest                             -         -
                                                    --------- --------
Net cash used in investing activities                 (39.3)    (45.6)
Cash flows from financing activities:
Long term debt:
   Proceeds                                             1.0         -
   Repayments                                          (1.6)     (1.3)
Short-term borrowings                                   7.3    (132.6)
Exercise of stock options                                 -         -
Treasury shares                                           -         -
Dividends paid                                        (18.0)    (15.7)
Dividends paid to minority shareholders                   -         -
                                                    --------- --------
Net cash used in financing activities                 (11.3)   (149.6)
                                                    --------- --------
Effect of translation adjustments on cash              (2.2)     (1.5)
                                                    --------- --------
Increase (decrease) in cash and cash equivalents      (28.5)   (118.3)
Cash and cash equivalents, beginning of the year       96.7     208.2
Cash and cash equivalents, end of the period           68.2      89.9




                            Natuzzi S.p.A.

                          THIRD QUARTER 2003

                   FINANCIAL RESULTS TELECONFERENCE

      Senior management will review third quarter 2003 financial results.

     The review will be followed by a question and answer session.

                           Pasquale Natuzzi
           Chairman of the Board and Chief Executive Officer

                           Giuseppe Desantis
                      Vice Chairman of the Board

                           Nicola Dell'Edera
                           Finance Director

                                  and

                              Fred Starr
        President and Chief Executive Officer, Natuzzi Americas

                      Thursday, November 13, 2003
                      10:00 a.m. (New York time)
                        3:00 p.m. (London time)
                       4:00 p.m. (Italian time)

        Replay of this event will be available on our web-site

                            www.natuzzi.com

      starting from 3:00 p.m. Italian time on November 14, 2003.


    CONTACT: Natuzzi
             Investor Relations Dept.
             Tel.: +39-080-8820-412
             Fax: +39-080-8820-241
             investor_relations@natuzzi.com
             or Corporate Press Office
             Tel.: +39-080-8820-124
             Fax: +39-080-8820-508
             relazioni.esterne@natuzzi.com

                                                                       CONFORMED

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        NATUZZI S.p.A.
                                                        (Registrant)


Date:  12th November 2003                       By: /s/ GIUSEPPE DESANTIS
                                                    ----------------------------
                                                        Giuseppe Desantis